SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Nextdoor Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

65345M108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐      Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 8

CUSIP NO. 65345M108	13 G	Page 2 of 9

1	NAME OF REPORTING PERSONS KPCB Digital Growth Fund, LLC (“KPCB DGF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,157,306 shares (including 8,157,306 shares represented by Class B common stock shares), except that KPCB DGF Associates, LLC (“Associates”), the managing member of KPCB DGF, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
8,157,306 shares (including 8,157,306 shares represented by Class B common stock shares), except that Associates, the managing member of KPCB DGF, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,157,306
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.4%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 65345M108	13 G	Page 3 of 9

1	NAME OF REPORTING PERSONS KPCB Digital Growth Founders Fund, LLC (“KPCB DGF Founders”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
496,742 shares (including 496,742 shares represented by Class B common stock shares), except that Associates, the managing member of KPCB DGF Founders, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
496,742 shares (including 496,742 shares represented by Class B common stock shares), except that Associates, the managing member of KPCB DGF Founders, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	496,742
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 65345M108	13 G	Page 4 of 9

1	NAME OF REPORTING PERSONS KPCB DGF Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,654,048 shares (including 8,654,048 shares represented by Class B common stock shares), of which 8,157,306 are directly owned by KPCB DGF (including 8,157,306 shares represented by Class B common stock shares) and 496,742 are directly owned by KPCB DGF Founders (including 496,742 shares represented by Class B common stock shares). Associates, the managing member of KPCB DGF and KPCB DGF Founders, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
8,654,048 shares (including 8,654,048 shares represented by Class B common stock shares), of which 8,157,306 are directly owned by KPCB DGF (including 8,157,306 shares represented by Class B common stock shares) and 496,742 are directly owned by KPCB DGF Founders (including 496,742 shares represented by Class B common stock shares). Associates, the managing member of KPCB DGF and KPCB DGF Founders, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,654,048
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.9%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 65345M108	13 G	Page 5 of 9

ITEM 1(A).	NAME OF ISSUER

Nextdoor Holdings, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 420 Taylor Street

San Francisco, California 94102

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by KPCB Digital Growth Fund, LLC, a Delaware limited liability company, KPCB Digital Growth Founders Fund, LLC, a Delaware limited liability company, and KPCB Digital Growth Fund Associates, LLC, a Delaware limited liability company. The foregoing entities are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Kleiner Perkins Caufield & Byers, LLC
2750 Sand Hill Road
Menlo Park, California 94025

ITEM 2(C).	CITIZENSHIP See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Class A Common Stock, $.0001 par value per share

ITEM 2(E).	CUSIP NUMBER 65345M108

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP NO. 65345M108	13 G	Page 6 of 9

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2021:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company agreements of the Reporting Persons, the members of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 65345M108	13 G	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

KPCB DIGITAL GROWTH FUND, LLC, a Delaware limited liability company

By: KPCB DGF ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB DIGITAL GROWTH FOUNDERS FUND, LLC, a Delaware limited liability company

By: KPCB DGF ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB DGF ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

CUSIP NO. 65345M108	13 G	Page 8 of 9

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	9

CUSIP NO. 65345M108	13 G	Page 9 of 9

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 10, 2022

KPCB DIGITAL GROWTH FUND, LLC, a Delaware limited liability company

By: KPCB DGF ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB DIGITAL GROWTH FOUNDERS FUND, LLC, a Delaware limited liability company

By: KPCB DGF ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB DGF ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer